1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 26, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT IN RESPECT OF
COUNTER GUARANTEE GRANTED TO CHINALCO

On 29 July 2010, the Company, Rio Tinto and Rio Tinto Atlantic, entered into the Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa.

In respect of the Underlying Transaction, Chinalco and Rio Tinto has entered into ancillary terms, under which Chinalco unconditionally and irrevocably guarantees to Rio Tinto the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with the terms thereof. In consideration of Chinalco's request, the Company proposes to grant Chinalco the Counter Guarantee by way of credit security and with a term of the Counter Guarantee contemporaneous with performance period of the Joint Development Agreement, provided that the independent shareholders' approval has been obtained.

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the granting of the Counter Guarantee to Chinalco constitutes a connected transaction of the Company as defined under Rule14A.10(13)(e) of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) represented by the Counter Guarantee proposed to be granted by the Company to Chinalco is more than 5%, such transaction falls within the provision under Rule 14A.17 of the Hong Kong Listing Rules, subject to the reporting, announcement and the independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Company will release a separate announcement in relation to the Counter Guarantee and its details, publish and dispatch the relevant circular to the shareholders of the Company and convene the extraordinary general meeting, at which the relevant matters in relation to the Counter Guarantee will be submitted for review and approval by the independent shareholders, in due course.

INTRODUCTION

Reference is made to the announcement of Aluminum Corporation of China Limited (the "Company") in relation to acquisition of 47% equity interest in JV Co to develop and operate Simandou Project dated 29 July 2010 (the "Transaction Announcement") and the announcement of the Company in relation to resolutions passed at the fifth meeting of the fourth session of the Board of Directors dated 25 October 2010. Terms defined in the Transaction Announcement shall have the same meanings when used herein unless the context otherwise requires.

TRANSACTION BACKGROUND

On 29 July 2010, the Company, Rio Tinto and Rio Tinto Atlantic, entered into the Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa (the "Underlying Transaction"). In respect of the Underlying Transaction, Chinalco and Rio Tinto has entered into ancillary terms, under which Chinalco unconditionally and irrevocably guarantees to Rio Tinto the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with the terms thereof (the "Guarantee").

COUNTER GUARANTEE GRANTED TO CHINALCO

In relation to the Underlying Transaction and the Guarantee, in consideration of Chinalco's request, the Company intends to grant Chinalco a counter guarantee by way of credit security (the "Counter Guarantee") and with a term of the Counter Guarantee contemporaneous with performance period of the Joint Development Agreement, provided that the independent shareholders' approval has been obtained.

The Counter Guarantee has been reviewed and approved at the fifth meeting of the fourth session of the Board on 25 October 2010. Acting in accordance with the principle of prudence, upon the review of the 2009 audited financial report of Chinalco prior to voting at the Board meeting, the Board is of the opinion that Chinalco has a good credit standing and the Counter Guarantee is of low risk and no impairment in the interest of the Company. The Board has agreed to submit the Counter Guarantee to the general meeting for approval.

The relevant documents in relation to the Counter Guarantee shall be executed and enforced after being reviewed and approved at the general meeting. The independent directors of the Company will appoint an independent financial adviser to provide independent financial advice in respect of the Counter Guarantee.

IMPLICATIONS OF THE HONG KONG LISTING RULES

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the granting of the Counter Guarantee to Chinalco constitutes a connected transaction of the Company as defined under Rule14A.10(13)(e) of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) represented by the Counter Guarantee proposed to be granted by the Company to Chinalco is more than 5%, such transaction falls within the provision under Rule 14A.17 of the Hong Kong Listing Rules, subject to the reporting, announcement and the independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Company will release a separate announcement in relation to the Counter Guarantee and its details, publish and dispatch the relevant circular to the shareholders of the Company and convene the extraordinary general meeting, at which the relevant matters in relation to the Counter Guarantee will be submitted for review and approval by the independent shareholders, in due course. At the extraordinary general meeting to be convened for review of the Counter Guarantee, Chinalco and its associates will be abstained from voting on the resolution in relation to the Counter Guarantee.

THE INFORMATION OF THE COMPANY

The Company is the largest producer of alumina and primary aluminium in the PRC. The scope of business of the Company includes exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant nonferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid (or hazardous chemical); electricity generation and sales; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, nonstandard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service.

THE INFORMATION OF CHINALCO

Chinalco, a state-owned enterprise incorporated in accordance with the laws of the PRC, is the controlling shareholder of the Company. The business scope of Chinalco comprises: (i) licensed business activities: mineral resources exploration(effective until 11 April 2011); bauxite mining (limited to the exploitation of the Guizhou Maochang bauxite mines of Chinalco, with the effective date of 30 December 2038); secondment of personnel necessary for overseas projects and accommodating capacity, scale and performance of such overseas projects;(ii) general business activities: operation and management of state-owned assets and equities; production and sales of bauxite, copper, rare earth and related nonferrous metal minerals, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

The following information is extracted from the 2009 audited financial report of Chinalco:

Total assets	RMB354,850,494,210.53
Total liabilities	RMB279,280,060,398.84
Net assets	RMB75,570,433,811.69
Total profits	RMB-7,251,234,258.91
Total bank loans	RMB206,026,573,367
Total current liabilities	RMB107,582,010,581.03
Total contingent liabilities	Not applicable
Latest credit rating	AAA

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
26 October 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungu, Mr. Lv Youqingi (Non-executive Director); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary